FORM 5

OMB APPROVAL

OMB Number: 3235-0362
Expires: January 31, 2005
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ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue. *See* Instruction 1(b)).
___Form 3 Holdings Reported
___Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
EHLINGER, GREGORY F. (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	_____Director _____10% owner **X** Officer (give title below) _____Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **12/31/2002**	**TITLE** **SENIOR VICE PRESIDENT AND CFO**
500 Washington Street (Street)			
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person _____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
COMMON STOCK							2,234 (1) (2)	D	
COMMON STOCK							1	I	BY 401(K)
COMMON STOCK							3,688 (3)	I	BY SPOUSE

If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ GREGORY F. EHLINGER   1/30/2003

_____   _____
**Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 5 (continued)

EHLINGER, GREGORY F.   Irwin Financial Corporation (IFC)
500 Washington Street   12/31/2002
Columbus IN 47201

FOOTNOTES:

1. Between 05/23/02 and 12/31/02, the reporting person acquired 15 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan. The information in this report is as of 12/31/02. The plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

2. Between 05/23/02 and 12/31/02, the reporting person acquired 11 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Dividend and Common Stock Purchase Plan. The information in this report is as of 12/31/02. The plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

3. Between 05/23/02 and 12/31/02, the reporting person's spouse acquired 18 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Dividend and Common Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.